

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 13, 2015

Via E-mail
Jack Gee
Chief Financial Officer
iShares S&P GSCI Commodity-Indexed Trust
c/o iShares Delaware Trust Sponsor LLC
400 Howard Street
San Francisco, California 94105

    Re: **iShares S&P GSCI Commodity-Indexed Trust**
           Form 10-K for fiscal year ended December 31, 2014
           Filed February 27, 2015
           File No. 001-32947

Dear Mr. Gee:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Staff Attorney
Office of Real Estate and
Commodities